March 28, 2023

VIA EDGAR
==========
Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549
RE:	Spinnaker ETF Series; File Nos. 333-215942 and 811-22398

Dear Ms. Rossotto,
On January 13, 2023, Spinnaker ETF Series (the “Trust” or the “Registrant”) filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Registration Statement”) with respect to the Parabla Innovation ETF (the “Fund”). On March 7, 2023, you provided oral comments. Please find below a summary of those comments and the Registrant's responses, which the Registrant has authorized us to make on behalf of the Registrant.
General:
Comment 1. Please provide a cover letter explaining the purpose of the filing.
Response. The Registrant will provide a cover letter for the amendment to the Registration Statement for the Fund.
Prospectus:
Summary
Comment 2. If the foreign securities in which the Fund will invest will include emerging market securities or if the Fund will focus on a particular geographic region, please disclose that.
Response. The Advisor has confirmed to the Registrant that investments in securities of companies in emerging markets will be a principal strategy of the Fund. The Advisor has confirmed to the Registrant that the Fund’s investments are expected to be more focused on North American companies, although the Fund could be more heavily invested in certain other regions from time to time if the securities selected using the Fund’s investment strategy happen to have that result.

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Comment 3. Consider moving the discussion of the Fund’s sector focus to further up in the strategy disclosure.
Response. The Registrant has revised the disclosure as suggested.
Comment 4. In “Principal Investment Strategies”, the definition of what makes a company innovative is vague. Please revise the definition to more specifically describe the types of companies that the Fund will target for investment, including the information analyzed when determining whether a company is innovative.
Response. The Registrant has clarified the disclosure to make it more clear which portions of the analysis relate to identifying innovative companies as shown in response to Comment 7 below and added details to the summary that were previously presented in item 9 regarding the process. The definition of Innovative Company has been revised as follows:
The Advisor considers a company to be an Innovative Company when it relies on or benefits from the development, disruption, scaling, or refinement of products or services, technological improvements, and/or advancements in scientific research relating to their ~~sector(s)~~ product or service offerings as more fully described below.
Comment 5. In “Principal Investment Strategies”, please disclose the types of equity securities in which the Fund will invest.
Response. The Registrant has revised the disclosure as requested.
Comment 6. In “Principal Investment Strategies”, it says that the securities in which the Fund invests will be publicly traded on a US exchange for at least 6 months before purchase by the Fund. Please reconcile this disclosure with the Fund’s investments in foreign securities.
Response. The Advisor has confirmed to the Registrant that the ADRs and other securities of the foreign companies in which the Fund will invested will be listed on US exchanges for at least six months before purchase by the Fund. The Registrant has revised the disclosure to make this more clear.
Comment 7. In “Principal Investment Strategies”, please revise the second to last paragraph to more clearly disclose the Fund’s actual investment process such as how are fundamentals analyzed to determine if a company is innovative, how does a company show that they are innovative, will the companies be compared to their peers in determining if they are innovative, will data be used in the analysis (if so, what data)?
Response. The Registrant has revised the disclosure as follows:
In ~~selecting companies~~ identifying Innovative Companies ~~that the Advisor believes to be engaged in one or more types of innovation~~, the Advisor seeks to identify ~~investments~~ companies using both internal and external research and analysis. The Advisor seeks to identify Innovative Companies by monitoring the universe of possible investments for stock price data relative to its peers, data from third-party research providers, corporate product or service announcements regarding new or enhanced products and services, press releases regarding innovations, special corporate events (such as the annual product launch events hosted by many technology companies), and social media posts (the “Company Data”). The Advisor seeks to analyze a company’s ability to streamline its operation processes, develop new or improved offerings, and seek to enhance the consumer experience by reviewing the Company Data to assess a company’s product relative to its peers, the demand for a company’s product, and whether or not the price point of the company’s stock is compelling compared to its peers. The Advisor seeks to evaluate the quality and scalability of a product relative to stock price of its company and then compares it to the quality and scalability of a product of that company’s peers (i.e., is the company undervalued relative to its peers). The Advisor will seek to take advantage of trends that are believed to have ramifications for individual companies or entire industries.

Comment 8. In “Principal Investment Strategies”, please clarify if the Fund will be engaged in value investing.
Response. As described in the strategy, value investing will be a part of the Fund’s principal strategies. The Registrant has added a value investing risk to make that more clear.
Comment 9.  In “Principal Investment Strategies”, in the disclosure regarding rebalancing, please disclose whether this is only related to a company’s fundamentals or does the decision to rebalance also include an assessment if the company is still innovative. If it is only based on the fundamental analysis, then please supplementally explain how this is consistent with the Fund’s objective of long-term growth of capital. Will the Fund engage in active trading resulting in a high portfolio turnover?
Response. The Registrant has revised the disclosure to state that the decision to rebalance is based on both an assessment of fundamentals and whether a company is still innovative. The Advisor has confirmed to the Registrant that it does not expect the Fund to have a high portfolio turnover.
Comment 10. In “Principal Investment Strategies”, please disclose the number of positions the Fund expects to take. Please also revise the technology sector risk to be more specific and add to the risk disclosure for each sector any specific economic events that would impact that sector such as interest rates, government regulation, inflation, recession, consumer spending, and availability to borrow funds for innovation.
Response. The Registrant has added disclosure regarding the number of Innovative Companies in which the Fund plans to invest and revised the risk disclosure as requested.
Comment 11. In “Principal Risks of Investing in the Fund – ETF Structure Risks”, in the first bullet, please explain how retail investors invest in the Fund and that creation units are only for APs. In the first bullet under “Market Price Variance Risk,” add that the circumstances describe may lead to wider bid ask spreads.

Response. The Registrant has revised the disclosure as requested.

Comment 12. In “Principal Risks of Investing in the Fund”, add ADR risk, quantitative analysis risk, and value investing risk.

Response. The Registrant has added quantitative analysis risk, value investing risk, and ADR risk to the disclosure.

Comment 13. In “Management”, please provide the title of the portfolio manager.

Response. The Registrant has added the disclosure requested.

Additional information about the Fund’s Investment Objective, Principal Investment Strategies, and Risks

Comment 14. In “Principal Investment Strategies”, please consider adding examples of each of the 4 types of innovation to provide context to investors to better understand the strategy.

Response. The Registrant has added the disclosure suggested.

How to Buy and Sell Shares – Determination of Net Asst Value

Comment 15. In the last sentence, please revise “redemptions” to say purchases.

Response. The Registrant has revised the disclosure as requested.

Federal Income Taxation

Comment 16. Please remove the reference to REITs given that the Fund does not invest in REITs as a principal strategy.

Response. The Registrant has revised the disclosure as requested.

SAI:

Comment 17. On page 2 where it states “Shares are redeemable in Creation Unit Aggregations only,” please add that creation units are only redeemable by APs.

Response. The Registrant has revised the disclosure as requested.

* * *

If you have any questions or comments, please contact the undersigned at 678.553.2432.  Thank you in advance for your consideration.

Sincerely,

/s/ Tanya L. Boyle

Tanya L. Boyle